FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-191331-07

_____________________________________________
Sent: Wednesday, February 11, 2015 2:38 PM
Subject: GSMS 2015-GC28 -- Price Guidance (Public)(external)

GSMS 2015-GC28 -- Price Guidance (Public)(external)
$805.06mm Fixed Rate CMBS Offering

Co-Lead Managers and Joint Bookrunners: Goldman, Sachs & Co. and Citigroup Global Markets Inc.
Co-Managers: Cantor Fitzgerald & Co., Deutsche Bank Securities and Drexel Hamilton, LLC

Class	Moody's/KBRA/DBRS	Size($mm)	WAL(yr)	C/E	Guidance	Target $px
A-1	Aaa(sf)/AAA(sf)/AAA(sf)	35.865	2.66	30.000%	S+40a	100-00
A-2	Aaa(sf)/AAA(sf)/AAA(sf)	136.986	4.88	30.000%	S+61a	103-00
A-3	Aaa(sf)/AAA(sf)/AAA(sf)	8.225	6.87	30.000%	**Not Available**
A-4	Aaa(sf)/AAA(sf)/AAA(sf)	180.000	9.78	30.000%	**Not Available**
A-5	Aaa(sf)/AAA(sf)/AAA(sf)	224.609	9.87	30.000%	S+92a	103-00
A-AB	Aaa(sf)/AAA(sf)/AAA(sf)	53.795	7.40	30.000%	**Not Available**
A-S	Aa1(sf)/AAA(sf)/AAA(sf)	57.097	9.87	23.750%	S+135a	103-00
B	Aa3(sf)/AA(sf)/AA(sf)	43.393	9.87	19.000%	S+155a	103-00
C	NR/A-(sf)/A(low)(sf)	65.090	9.87	11.875%	S+225a	WAC

Collateral Summary
Initial Pool Balance:	$913.544mm
Number of Mortgage Loans:	74
Number of Mortgaged Properties:	112
Average Cut-off Date Mortgage Loan Balance:	12.345mm
Weighted Average Mortgage Interest Rate:	4.3512%
Weighted Average Remaining Term to Maturity (months):	109
Weighted Average Remaining Amortization Term (months):	353
Weighted Average Cut-off Date LTV Ratio:	67.3%
Weighted Average Maturity Date LTV Ratio:	59.7%
Weighted Average Underwritten Debt Service Coverage Ratio:	1.89x
Weighted Average Debt Yield on Underwritten NOI:	10.7%
% of Mortgage Loans with Preferred Equity:	1.6%
% of Mortgaged Properties with Single Tenants:	6.2%

Property Type:	35.9% Office, 28.3% Retail, 15.0% Multifamily,
8.8% Hospitality, 3.9% Mixed Use, 3.2% Self Storage,
2.8% Senior Housing, 1.1% Industrial, 1.1% Manufactured Housing

Top 5 States:	19.3% CA, 12.3% TX, 11.9% UT, 7.7% PA, 5.9% MI

Anticipated Timing
Anticipated Pricing:          Late Week of Feb 9th
Anticipated Closing:          Fri, Feb 27th

Third Party Passwords

Intex
Name:        GS215G28
Password:  62p1svn04snj90uv

Bloomberg/Trepp
Name:        GSMS 2015-GC28
Password:  GSMS2015GC28

The depositor has filed a registration statement (including a prospectus) with the SEC  (SEC File No. 333-191331)  for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526 or by email to prospectus-ny@gs.com .

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED (OTHER THAN ANY STATEMENT RELATING TO THE IDENTITY OF THE LEGAL ENTITY AUTHORIZING OR SENDING THIS COMMUNICATION IN A NON-US JURISDICTION).  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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